Exhibit 99.1

NEWS RELEASE	Saskatoon
Saskatchewan
All amounts in Canadian dollars	Canada
unless specified otherwise

Cameco Reports Document Filing

November 4, 2026

Cameco Corporation (TSX: CCO; NYSE: CCJ) reported today that it filed a technical report for the McArthur River operation on a voluntary basis under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The technical report is being filed to provide updated information relating to the McArthur River operation and not as a result of a change in mineral reserves or mineral resources that constitutes a material change in relation to Cameco. The technical report has been posted on our website and SEDAR+ at www.sedarplus.ca and on EDGAR on the SEC website at www.sec.gov. Our website, SEDAR+ and EDGAR are not part of this press release and are not incorporated by reference herein. Readers are encouraged to read the technical report in its entirety, including all qualifications, assumptions and exclusions therein.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com